Mail Stop 0306


April 1, 2005


Via Facsimile and U.S. Mail

Ms. Kimiko Milheim
Chief Financial Officer
Logic Devices Incorporated
395 West Java Drive
Sunnyvale, CA 94089

	Re: 	Logic Devices Incorporated
		Form 10-K for the fiscal year ended September 30, 2004
      SEC File No. 0-17187


Dear Ms. Milheim:

      We have reviewed your filings and have the following comments.
We have limited our review to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the Fiscal Year Ended September 30, 2004

Financial Statements - Page 22

Summary of Accounting Policies - Page 29

Inventories - Page 29

1. Please respond to the following comments regarding your inventory policies:

(A) Please explain in more detail how and why you used $250,300
and
$1,072,800 in fiscal 2004 and 2003, respectively, of your
inventory
reserve for direct write-offs of obsolete products and excess overhead absorbed in prior years. We note the disclosures on page 43 in Schedule II. Discuss how this complies with U.S. GAAP.
(B) Tell us and disclose in future filings the amount of excess overhead absorbed in prior years that you are writing off currently.
Tell us and disclose in future filings how you value inventories. We note your reference to standard costs on page 43. Please note that standard costs do not comply with U.S. GAAP. Please revise or advise us why your current policies are in compliance with U.S. GAAP.
(C) Reconcile the amounts disclosed in the rollforward schedule for your inventory reserve with the disclosures on pages 17, 18, and 19.
(D) Tell us and in future filings disclose the reasons for significant inventory reserves. We note that you recorded an inventory reserve of $1,779,000 in 2003.
(E) Tell us and clarify in future filings why you refer to a required build up of raw material inventory for wafers as the reason for the high levels of inventories as of September 28, 2003 and September 30,
2004 when the majority of your inventory is work-in-process and finished goods.
(F) On page 39 you state that your inventory levels may exceed one year. However, based upon your inventory turns, it appears that you have approximately 2.5 years of inventory on hand. Please tell us and revise future filings to discuss, to the extent practicable and based upon your forecasted demand, how many years of inventory you have on hand.
(G) Please explain, given your inventory turns, how you have established reserves for inventory by product type for amounts in excess of 18 months of demand. We note the disclosure on page 21.
(H) Please also revise the notes to your financial statements in future filings to explain in more detail your inventory policies, including your policies related to reserves, due to the significance of this account to your balance sheet. That is, we note that inventories represent 65% of your total assets as of September 30, 2004.




Revenue Recognition - Page 30

2. Please respond to the following comments regarding your revenue recognition policies:
(A) We note that you generally recognize revenue upon shipment. Please tell us and disclose in future filings why shipment is the appropriate point for revenue recognition. Discuss how the company considers the criteria in SAB 104.
(B) In a related matter, your disclosure indicates that the company
"generally" recognizes revenue when products are shipped to customers. Tell us and revise future filings to clearly indicate when this is not the case and the specific accounting treatment.
(C) We note that you do record an allowance for certain sales returns. Please tell us and revise future filings to disclose the nature of your return obligations and how you account for them and why. That is, it should be clear from your disclosure why and when you do record a reserve for returns and when you do not. Your disclosure should also explain the significant terms of your return policies such as limits in time or amount.
(D) We note that you do not record an allowance for sales returns because the customer must place an order of equal or greater value at the time of a return. Please tell us the basis for your accounting policy. Cite the accounting literature upon which you relied.
(E) Tell us and disclose in future filings, if material, the gross amount of sales returns recorded in each fiscal year presented through the latest interim period.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,



							Kate Tillan
							Reviewing Accountant

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Ms. Kimiko Wilheim
Logic Devices Incorporated
April 1, 2005
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